SO
3/22/04

04003931

VF 3-17-04

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65427

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/26/2002 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellstone Securities, LLC

OFFICIAL USE ONLY
121559
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6030 Bethelview Road, Suite 101
(No. and Street)

Cumming (City) GA (State) 30040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry Cornish 678-513-7889
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clemons, Robert N.
(Name – *if individual, state last, first, middle name*)

311-C South Woodland Blvd. (Address) DeLand (City) FL (State) 32720 (Zip Code)

SEC MAIL PROCESSING RECEIVED
MAR - 4 2004
WASH, D.C. 187 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garry Cornish, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellstone Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT N. CLEMONS, CPA, PA
Federal ID# 04-3657573 Licensed in North Carolina, Georgia & Florida

To The Sole Member of
Wellstone Securities, LLC

Independent Auditor's Report

We have audited the accompanying consolidated statement of financial condition of Wellstone Securities, LLC as of December 31, 2003 and the related statements of operations & changes in sole member's equity and cash flows for the period from commencement of operations (November, 2002) through December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellstone Securities, LLC as of December 31, 2003 and the results of operations, changes in the sole member's equity and cash flows for the period from commencement of operations (November, 2002) through December 31, 2003 in conformity with generally accepted accounting principles in the United States of America.

311-C South Woodland Boulevard • PO Box 1670 • DeLand, FL 32721-1670
(386)740-8578 • (386)740-8554 FAX • RNCCPA@cfl.rr.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule G is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and no commitments for funding future operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

[signature], CPA, PA

DeLand, Florida
February 24, 2004

WELLSTONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash in Bank	$12,226
Clearance Account	15,000
Commissions Receivable	40,067
Prepaid Expenses	9,230
Office Furnishings & Equipment, net of accumulated depreciation of $1,808	17,300
Total Assets	$93,823

LIABILITIES

Accounts & Commissions Payable	$41,596
Payroll Taxes Payable	10,802
Total Liabilities	52,398

EQUITY

Sole Member's Equity	41,425
Total Equity	41,425
Total Liabilites & Equity	$93,823

See notes to financial statements.

WELLSTONE SECURITIES, LLC
STATEMENT OF OPERATIONS & CHANGES IN SOLE MEMBER'S EQUITY
FOR THE PERIOD FROM COMMENCEMENT OF OPERATIONS (NOVEMBER 2002) THROUGH DECEMBER 31, 2003

REVENUES	
Commissions & Services Earned	$2,019,946
EXPENSES	
Commissions Expense	1,501,807
Payroll & Related Benefits & Taxes	451,715
Other Trading and Services Expenses	47,657
Occupancy Expenses	45,692
Other Operating Expenses	192,525
Interest Expense	1,327
Depreciation	1,808
Total Expenses	2,242,532
Net Loss before Income Tax Benefit	(222,586)
Income Tax Benefit	0
Net Loss	(222,586)
Capital Contributed	264,011
Sole Member's Equity	$41,425

See notes to financial statements.

WELLSTONE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM COMMENCEMENT OF OPERATIONS (NOVEMBER 2002) THROUGH DECEMBER 31, 2003

Operations:	
Net Loss	($222,586)
Add Expenses not requiring cash outlay:	
Depreciation	1,808
Expenses paid directly by Sole Member	10,548
Change in:	
Commissions Receivable	(40,067)
Prepaid Expenses	(9,230)
Accounts & Commissions Payable	41,596
Payroll Taxes Payable	10,802
Cash Flows Provided (Used) by Operations-	(207,129)
Investing:	
Purchase of Office Furnishings & Equipment	(19,108)
Clearing Deposit	(15,000)
Cash Flows Provided (Used) by Investing-	(34,108)
Financing:	
Capital Contributed	253,463
Cash Flows Provided (Used) by Financing-	253,463
Cash in Bank at Inception	0
Cash in Bank, December 31, 2003	$12,226
Supplemental information-	
Interest paid	$1,327
Income taxes paid	$0
Noncash transactions-	
Expenses paid by Sole Member and recorded as Capital Contributed	$10,548

See notes to financial statements.

WELLSTONE SECURITIES, LLC
Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Wellstone Securities, LLC is a Georgia limited liability company formed April 2, 2002 and its principal operations commenced in November, 2002. The company is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers (NASD) and is licensed to sell securities and investment services in 40 states. The Company is registered to sell equity and debt securities, retail mutual funds, municipal securities, variable life insurance, annuities, real estate syndications, tax shelters, and limited partnerships. The Company also offers investment advisory services and private placement services. Substantially all of the Company's revenues are derived from the sale of such products and services by independent registered representatives under non-exclusive contracts. The Company is owned by the African American Church Growth Foundation, a Georgia not-for-profit organization which is exempt from income tax under Internal Revenue Service Code § 501 (c)(3), although the Company is engaged in a taxable business.

The Company (the Introducing Firm) entered into a fully disclosed correspondent clearing agreement on October 3, 2002 with an affiliate of a New York Stock Exchange member firm (the Clearing Firm) by which the Clearing Firm will provide securities clearing and related services to customers of the Introducing Firm. The agreement is for an initial two year term and the agreement is deemed to be extended for an additional year unless notice of termination is given by either party in accordance with the agreements terms. The Company pays for customer account services and maintenance in accordance with a schedule of fees; the fees and services may be changed by mutual agreement from time to time.

Revenue Recognition

The Company reports commissions from customers' transactions on a trade date basis, with related commission expenses and associated costs reported on a trade date basis. Fees earned from providing agent and advisory services are recorded as the services are provided.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

Accounts receivable consist of amounts earned on the sale of commissioned products by the Company's registered representatives and unpaid by the financial product vendor at the date of the balance sheet, less an allowance for bad debts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of any past due accounts and an assessment of the customer's ability to pay.

The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable and accounts and commissions payable approximate the respective fair values due to the short maturities of those instruments.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Office equipment	5
Furniture and fixtures	7–10
Computers & related equipment	5

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system (MACRS). Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company, which is owned by the African American Church Growth Foundation, a not-for-profit organization which qualifies for its tax-exempt status under Internal Revenue Code Section 501(c)(3), files as a taxable affiliate organization on Form 990-T. Since the Company has not yet been profitable, no provision for income taxes is included in the accompanying Statement of Operations. Income taxes will be provided, when appropriate in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – REVENUES

Revenues, in accordance with reporting categories of Form X-17 A-5, FOCUS Report, for the period from inception through December 31, 2003:

Line 1 a	Commissions on transactions in exchange listed equity securities	$ 61,849
Line 5	Revenue from sale of investment company shares	894,571
Line 7	Fees for account supervision, investment advisory & admin services	357,273
Line 8	Other revenue	706,253
	Total Revenues	$2,019,946

Revenues reported in these financial statements differ from those reported in the Company's FOCUS reports as follow:

Expense reimbursement reclassified from other expenses	$18,375
Commission earned on 12/29/03, recorded January, 2004	15,040
Commission chargebacks unrecorded at December 31, 2003	(8,500)

NOTE 3 – ACCOUNTS RECEIVABLE

As of December 31, 2003 the Company had recorded commissions due for the sale of financial products totaling $40,067. The allowance for doubtful accounts at December 31, 2003 was $-0-.

NOTE 4 – OFFICE FURNISHINGS & EQUIPMENT

Office furnishings and equipment is summarized as follows:

Office Furnishings	$ 13,338
Office Equipment	2,015
Computers and related	3,755
Less accumulated depreciation and amortization	(1,808)
	$ 17,300

Depreciation expense amounted to $1,808.

NOTE 5 – INCOME TAXES

The accompanying Statement of Operations does not include any provision for income taxes or benefit. The Company has sustained operating losses since inception and there is no assurance that the Company will generate significant taxable income in the future to utilize accumulated tax losses. The unused tax loss as of December 31, 2003 totals $227,828 and may be carried forward up to 20 years to offset future taxable income.

For income tax purposes the Company uses accelerated depreciation methods which differ from the methods used for reporting in accordance with generally accepted accounting principles. In addition, tax law requires the Company to capitalize start up costs with resulting amortization of such costs over a 5 year period. Cumulatively, these items have reduced the net loss reported in the Statement of Operations by $8,421 for income tax purposes.

NOTE 6 – CONCENTRATIONS OF RISK & ECONOMIC DEPENDENCE

Cornerstone Ministries Investments, Inc. (CMI) provides two sources of revenue for the Company: The Company has an agreement dated December 1, 2002 with CMI to manage the distribution and sales of CMI's Certificates of Indebtedness. The Company earns a 1% fee, in addition to its sales commission for such management and distribution services. During the period from inception (November, 2002) through December 31, 2003, revenues attributable to the management agreement totaled $346,073 (17.1% of total revenues). In addition, commissions earned through sale of the Certificates of Indebtedness and other securities associated with CMI totaled $492,360 (24.4% of total revenues).

The Company is dependent on independent, non-exclusive registered representatives to sell commissioned products for a substantial portion of its revenues. The Company competes with other broker/dealers and other businesses for registered representatives to sell commissioned products. These agreements can be terminated upon 30 days written notice by either party and there are no assurances that the Company can replace any lost business due to a termination.

The Company competes locally, regionally and nationally with other broker/dealers who may wish to distribute securities for CMI. As the Company does not have a contract covering future services for CMI, the Company's cannot be assured that revenues for management and distribution services on behalf of CMI will continue.

The Company is engaged in various brokerage activities in which counterparties primarily include other broker-dealers, insurance companies and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends principally on the creditworthiness of the counterparty or the issuer of the financial instrument.

NOTE 7 – COMMITMENTS & CONTINGENCIES

The Company generates substantially all of its commission revenue through independent, non-

exclusive registered representatives under contract. Among other things, the Company is obligated to pay up to 100% of dealer reallowance on CMI's certificates and up to 90% of dealer reallowance on all other business. Agreements can be terminated upon 30 days written notice by either party.

The Company has the following lease obligations, all classified as operating leases-

> Office space located in Cumming, Georgia, leased on a month-to-month basis after the initial one year term expired July 31, 2003. The lease provides for payment of a monthly lease payment of $2,200 plus utilities and interior maintenance. Included in Occupancy Expense in the accompanying Statement of Operations is $35,259 of expense related to this Lease.
>
> Back-office process software under a lease dated March 31, 2003 for a minimum term of twenty-four months at $550 per month. After the minimum term expires, the Company may continue to utilize the software by continuing to pay the monthly usage fees. The Company may also purchase additional programming and support services as it may need from time to time at prescribed hourly rates. Included in Other Operating Expenses in the accompanying Statement of Operations is $7,950 of expense related to this Lease.
>
> Office equipment under a lease dated February 14, 2003 requiring a deposit and thirty-six monthly payments of $157.01 plus additional charges for maintenance and supplies as needed. The Company has the right to purchase the equipment at the end of the lease at its fair market value. Included in Other Operating Expenses in the accompanying Statement of Operations is $2,446 of expense related to this Lease.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio, as defined, at December 31, 2003 was 3.59 to 1.

NOTE 9 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying consolidated financial statements, the Company has sustained substantial losses from operations since inception. In addition, the Company has used, rather than provided, cash in its operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to obtain additional working capital from its parent company however there is no written agreement regarding continuing investment and funds may not be available in amounts sufficient to finance continuing operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

WELLSTONE SECURITIES, LLC **SCHEDULE G**

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

AS OF DECEMBER 31, 2003

Net Capital		
Total sole member's equity	$	41,425
Deduct member's equity not allowable for net capital		0
Net Capital		41,425
Add:		
Nonallowable assets:		
Office furnishings & equipment, net		(17,300)
Prepaid expenses		(9,230)
Net capital before haircut on securities position		14,895
Haircut on securities position	$	(300)
Net Capital	$	14,595
Aggregate indebtedness		
Liabilities from Statement of Financial Condition	$	52,398
Percentage of aggegate indebtedness to net capital		359%
Computation of basic net capital requirement		
Minimum net capital required		$3,493
Minimum dollar net capital requirement of reporting broker or dealer		$5,000
Net Capital Requirement		$5,000
Excess Net Capital		$9,595
Excess Net Capital at 1000%		$13,135
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2003:		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	27,202
Audit adjustments, net		(12,607)
Net capital, per above	$	14,595

The Company is exempt from Rule 15c3-3 disclosures because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. (Sterne Agee Capital Markets, Inc.).

ROBERT N. CLEMONS, CPA, PA
Federal ID# 04-3657573 Licensed in North Carolina, Georgia & Florida

To The Sole Member of
Wellstone Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Wellstone Securities, LLC (the Company), for the period from commencement of operations (November, 2002) to December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

311-C South Woodland Boulevard · PO Box 1670 · DeLand, FL 32721-1670
(386)740-8578 · (386)740-8554 FAX · RNCCPA@cfl.rr.com

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the sole member, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

, CPA, PA

Robert N. Clemons, CPA, PA
February 24, 2004